Exhibit 23.1.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Array BioPharma Inc.:

We consent to the incorporation by reference in this prospectus and in the registration statement (Form S-3 No. 333-189048) of Array BioPharma Inc. of our reports dated August 14, 2014, with respect to the balance sheets of Array BioPharma Inc. as of June 30, 2014 and 2013, and the related statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the three-year period ended June 30, 2014, and the effectiveness of internal control over financial reporting as of June 30, 2014, which reports appear in the June 30, 2014 annual report on Form 10-K of Array BioPharma Inc., and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Boulder, Colorado
August 15, 2014